UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2003

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

                                         Osasco, São Paulo, Brazil, June 9, 2003

To
Security and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Re: Special Stockholders’ Meeting

Gentlemen,

     We hereby  inform you of the approval of all the  material  examined at the
Special Stockholders’ Meeting held on this date, as follows:

I-       proposals from the Board of Directors for:

1.  incorporation  of  stocks  of  the  stockholders  of  Banco  Bilbao  Vizcaya
Argentaria Brasil S.A. (BBV Banco) by Banco Bradesco S.A. (Bradesco), converting
BBV Banco into a  wholly-owned  subsidiary of Bradesco,  in conformity  with the provisions of Article 252, Law 6404/76, through:

a)  ratification   of  the  indication  of  the  appraising   companies  of  the
Stockholders’ Equity of the Companies and of BBV Banco Stocks;

b) approval of the Instrument of Entry and Justification of the Incorporation of
Stocks  of  Stockholders,  as well as of the  Reports  on the  Appraisal  of the
Stockholders’ Equity of the Companies and of BBV Banco Stocks;

c) increase of Bradesco’s Capital, in the amount of R$630,000,000.00, raising it from  R$6,300,000,000.00  to  R$6,930,000,000.00,  by means of the  issuance  of
70,431,409,114  new  nominative-book  entry stocks,  with no par value, of which
35,482,189,407 are common and 34,949,219,707 preferred stocks, in the proportion
of  44.422475667   stocks  of  Bradesco  for  each  stock  of  BBV  Banco,  with
22.379315072  common and 22.043160595  preferred stocks, to be attributed to the stockholders of BBV Banco, regardless of the type of stocks held in BBV Banco;

2.  increase  of the  capital  of  Bradesco  by  R$70,000,000.00,  raising it to
R$7,000,000,000.00,  through  the  capitalization  of part of the balance of the
"Revenue  Reserve -  Statutory  Reserve of 1996 to 2000"  account,  without  the issuance of stocks,  in accordance  to the Paragraph  One, of the Article 169 of the Law 6404/76;

3.  amendment of the main  provision of Article 6 of the  Corporate  Bylaws,  on account of the foregoing items that modified Bradesco’s Capital;

II- election of Messrs.  José Fonollosa  García and Ricardo Espírito Santo Silva
Salgado, to form Bradesco’s Board of Directors;

III- option for destination of funds obtained in saving accounts by BBV Banco in a consolidated form into Bradesco,  in accordance with the provisions of Article
17 of the Regulation  attached to Resolution nr. 3005, of July 30, 2002, as well
as  the  use  of  consolidated   financial  statements  into  Bradesco,  in  the
determination  of  the  operating  limits  referred  in  the  Article  nr.  1 of
Resolution 2283, of June 5, 1996, of the National Monetary Council, covering all the financial companies controlled by BBV Banco.

Dividends:  The stocks of Bradesco  attributed to the  stockholders of BBV Banco will be fully entitled to Dividends and/or monthly Interest on Own Capital,  and possibly  to  complements  as of the month in which the  respective  process  is approved  by the  Central  Bank of  Brazil,  and,  in  full,  to any  advantages attributed to the other stocks as of the month of the aforementioned approval.

     These  resolutions  will take effect  after the  necessary  approval of the processes by the Central Bank of Brazil.

                                   Cordially,

                               Banco Bradesco S.A.
                              José Luiz Acar Pedro
                          Executive Vice President and
                           Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Jun 10, 2003

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.